OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Likeable Local Inc.
240 W. 37th Street 7th Floor
New York, New York 10018



www.likeablelocal.com

Up to $1,000,000 of Series Seed Preferred Shares

Likeable Local Inc. ("Likeable Local," "the company," "we," or "us"), is offering up to $1,000,000 worth of Series Seed Preferred Shares (the "Preferred Shares") of the company. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by July 31, 2017. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by July 31, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Target Amount prior to July 31, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

Likeable Local, Inc. is a C Corporation organized on January 15, 2013, under the laws of Delaware. The company was organized to provide a proprietary suite of small to medium business ("SMB") and software as a service ("SaaS") solutions for optimizing social media presence across networks such as Facebook, Twitter, LinkedIn, and Instagram. We provide an automated and easy to use platform that SMBs can use to maximize engagement on their social media pages. The service also includes subscriptions to appropriate content to use on their feeds and integration to boost and post Facebook ads as well as access to performance measurement tools.

The information in this Offering Memorandum reflects the intended structure of the company at the time of issuance of the Preferred Shares, after corporate actions and state corporate filings to permit the offering and the authorization of the Preferred Shares.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/likeable.local.inc/series.a and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due Diligence

Due Diligence by CrowdCheck, Inc.



OUR PEOPLE

Team

David Kerpen is the founder of Likeable Local Inc. and is currently the CEO, and Director of Likeable Local Inc. He holds 99.4% of the voting power prior to this Offering.

Officers and directors

The table shows the officers and directors in our company:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Officers:				
C. David Kerpen	CEO	40	2013	Yes
Mark Brooks	COO	33	2015	Yes
Hugh Morgenbesser	CTO	43	2013	Yes
Alan Lipoff	CFO	53	2015	No
Directors:				
C. David Kerpen	Founder/ Board Director	40	2013	Yes

David Kerpen
David is currently the Founder and CEO of Likeable Local Inc. He has been the CEO since the company was founded in January 2013. Prior to joining Likeable Local Inc., he co-founded and was CEO of Likeable Media from 2006-2012. Likeable Media is a social media and word of mouth marketing company. He holds a B.S. degree in education and a B.A. in psychology from Boston University. He is also a New York Times bestselling author of three books and an international keynote speaker.

Mark Brooks
Mark is currently COO of Likeable Local Inc. He has been the COO since September 2016 to the present date. Prior to that he was the Vice-President of Sales for Likeable Local from August 2015 until September 2016. He was previously the Director of Sales Operations at Rogers Communications from 2011 until 2015. Mark is responsible for all top-line revenue generation and scaling out sales department by focusing on local, enterprise, and partner channels. He manages the client services team to ensure customer satisfaction, high engagement, and focuses on reducing churn month over month. He manages the marketing team to maintain alignment with sales team/brand vision and drive sales qualified leads within low-churn risk

verticals. Mark directly oversees the development team located in Portland, Maine office to inform product updates/priorities and ensure swift product enhancement delivery. He holds a B.A. degree in philosophy from Providence College.

Hugh Morgenbesser
Hugh is the CTO of Likeable Local Inc. Hugh has been the CTO since April 2013. He helped to develop the product tool Likeable Hub, an easy and effective social media software program for small businesses. Hugh build up and oversees the development team based out of Portland, Maine. Prior to joining Likeable Local, Hugh worked as a Senior Software Engineer at TripAdvisor from April 2008 until April 2013. His previous experience also includes developing speech recognition software and six years as a math and computer science teacher. He holds S.B and M. Eng. Degrees in Electrical Engineering and Computer Science from M.I.T.

Alan Lipoff
Alan is currently the CFO of Likeable Local. Alan works with the company on a part-time, contract basis as he is also currently a Principal at Accounting Plus Services, LLC, where he has helped grow the business since 2004. Alan has been providing services to Likeable Local since August of 2015. He quickly revamped internal reporting functions and instituted monthly close processes. Alan created cash flow models and reporting that was required to move the company forward and properly manage cash.

Related Party Transactions

David Kerpen and Carrie Kerpen are husband and wife. David Kerpen founded Likeable Media, Inc., whose current CEO is Carrie Kerpen. Likeable Media, Inc. has invested $200,000 via convertible notes in Likeable Local Inc.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **This is an early stage company.** It has limited history, clients, and revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price products right and sell it to enough people that the company will succeed. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

- **We have a small management team.** We depend on the skills and experience of a small management team. If the company is not able to call upon any of these people for any reason, its operations and development could be harmed.

- **We are likely to operate at a loss for some time.** While we aim to be cash flow positive after this raise, we are currently operating at a net loss. Our ability to become profitable depends on success in selling our products to customers, as well as our ability to form strategic partnerships with social media platforms. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether we are successful. There can be no assurance that we will ever become profitable. If we sustain losses over an extended period of time, we may be unable to continue in business.

- **The company will depend on revenue from its software product.** The company will only succeed (and you will only make money) if there is sufficient demand for this product, people think it's better than the competition's product, and the company has priced the product at a level that allows the company to make a profit and still attract business. The company is vulnerable in general to any developments that affect the software and social media industry as a whole, and particularly vulnerable to any developments that affect the social media platforms with which it does business.

- **The company is controlled by its officers and directors.** David Kerpen, founder and CEO, currently holds the majority of the company's voting securities, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. Investors in this offering will not have the ability to control actions by the company.

- **Immediate Dilution.** In the event that outstanding convertible promissory notes aggregating approximately $3,330,000 (including accrued interest) convert into equity of the company in connection with the closing, you will suffer immediate dilution of your ownership percentage due to favorable conversion terms enjoyed by such noteholders. In some cases, these notes will convert into a combination of Preferred Shares and Common Stock at a pre-money valuation of approximately $2,329,000. If certain investment thresholds are not met, then certain of the notes will convert into Common Stock pursuant to their terms upon maturity, again in some cases at a pre-money valuation of approximately $2,329,000.

- **The trends that we are anticipating in the social media area may not happen.** The use of social media may decrease. Social media marketing spending may not grow as quickly as anticipated. We may not be able to adapt to changes in the industry as quickly as we anticipate.

- **Unauthorized access to the company's records, systems, and technology will expose the company to litigation, reputational, and financial risk.** The company uses third party social media platforms and cloud-based systems to store customer information. The company's records, systems, and technology are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in the services and operations, and loss, misuse, or theft of data. Additionally, problems faced by third party providers of the company's platforms and cloud-based systems could harm the company. The company's insurance may not cover some or all of these risks.

- **We rely on certain technology and intellectual property.** We have applied for a trademark for Turbopost, our technology for automatically turning Facebook posts into ads. We would not be able to operate as anticipated without the Turbopost intellectual property rights.

- **We have outstanding loans.** In addition to the convertible notes described above, we have entered into two business loan agreements to finance software tools, development and various operating costs. Likeable Local owes monthly payments on these loans through July 2020. Likeable Local has entered into an equipment loan agreement to lease various equipment required for operations. Likeable Local owes monthly payments on that lease through October 2018. We also have a development loan issued from the Maine Technology Institute ("**MTI**").

- **Maine Operations.** Our development loan with MTI subject the Company to certain restrictions including, requiring the Company to maintain an office in Maine, to maintain certain business and development facilities in Maine, and, requires the consent of MTI in the event of a sale of the Company during the term of the underlying agreement.

- **Our financial review includes a "going concern" note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time

- **The company will likely need more money.** The company might not sell enough Preferred Shares to meet its operating needs and fulfill its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the Preferred Shares it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

- **We will need more people to join our company.**
We will need additional executive officers and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that bring value to the company. There are no guarantees that we will be able to find the right people for the job.

- **We have a number of competitors more established than we are.**
There are other companies providing services similar to ours. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to attract customers and clients faster than we can.

- **You will have limited rights.** Investors who invest less than $50,000 in this offering will be considered non-major purchasers under the terms of the purchase agreement that they will execute and will not be granted participation rights in future offerings or inspection rights, and will receive more limited information than Major Purchasers.

- **We still need to create the Series Seed Preferred Shares.** Though we are selling Series Seed Preferred Shares in this offering, we have yet to authorize those shares and will need to take several corporate actions in order to do so, including amending our Certificate of Incorporation. This will need to be completed prior to any closing.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold. The shares issuable pursuant to certain convertible promissory notes aggregating approximately $3,330,000 (including accrued interest) were not taken into account when determining price per share in this offering.

- **The stock investment agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing Preferred Shares in this offering, you agree to be bound by the dispute resolution and class action waiver provisions found in Sections 8.11 and 8.12 of the purchase agreement. Those provisions apply to claims regarding this offering. Any debate about the terms of the Series Seed Preferred Shares will be governed by the Delaware General Corporation Law as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflict of law principles.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of the date of this Form C, adjusted to reflect the corporate actions discussed above, are reflected in the table below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
C. David Kerpen	5,000,000 shares of Common Stock	99.4% of Common Stock

Description of securities

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Restated Certificate of Incorporation, the Bylaws and the Purchase Agreement. The company has yet to file the Restated Certificate of Incorporation and will do so prior to any closing.

The securities offered in this offering.

Investors in this offering can purchase Series Seed Preferred Shares at a price of $1.2135 per share. The terms of the Preferred Shares are described below in "Classes of securities of the company".

Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of July 31, 2017.

The minimum individual investment is this offering is $500. Investors will be able to invest a minimum of $200 through SeedInvest's AutoInvest feature. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling Preferred Shares in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding. The company is offering the Preferred Shares to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:

- greater information and inspection rights.

- if there is a next financing, they will receive the more favorable rights, if any, of major purchasers in the next financing.

- a right a first refusal for the transfer of common stock by a key holder, if the company does not exercise that right.

- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Classes of securities of the company

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class and excluding shares issued upon conversion of Series Seed Preferred Stock are entitled to designate four directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Shares (on an as-converted basis) after payment of all the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series Seed Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series Seed Preferred Shares is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:

* alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
* increase or decrease the authorized number of shares of any class or series of capital stock;
* authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
* redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
* declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
* increase or decrease the number of directors;
* liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Shares.

The Series Seed Preferred holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

Shares of the Series Seed Preferred Stock are each convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Shares will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.   Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) if the number of shares then outstanding equals or exceeds 25% of the initially issued shares, the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Offering Perks

Investors in the offering will enjoy the following perks:

-   Invest $2,500: 50% off Expert Subscription for the small business of your choice

-   Invest $5,000: 50% off Expert or Pro Subscription for the small business of your choice, Likeable (foam) Thumb

- Invest $10,000: 50% off Expert, Pro, or Concierge Subscription for the small business of your choice, Likeable (foam) Thumb, copy of "Likeable Social Media"

- Invest $25,000: 50% off Expert, Pro, or Concierge Subscription for the small business of your choice, Likeable (foam) Thumb, signed copy of all of Dave Kerpen's books

- Invest $50,000: 50% off Expert, Pro, or Concierge Subscription for the small business of your choice, Likeable (foam) Thumb, signed copy of all of Dave Kerpen's books, 1-on-1 social media coaching session/meet and greet with Dave Kerpen at a location of your choice.

What it means to be a minority holder

As an investor in Series Seed Preferred Shares of the company, your rights will be more limited than the rights of the holders of Common Stock who control the company in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to Common Stock of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Please also that in the event that outstanding convertible promissory notes aggregating approximately $3,330,000 (including accrued interest) convert into equity of the company in connection with the closing, you will suffer immediate dilution of your ownership percentage due to favorable conversion terms enjoyed by such noteholders. In some cases, these notes will convert into a combination of Preferred Shares and Common Stock at a pre-money valuation of approximately $2,329,000. If certain investment thresholds are not met, then all the notes will convert into Common Stock pursuant to their terms upon maturity, again in some cases at a pre-money valuation of approximately $2,329,000.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. Likeable Local Inc. was formed in January 2013. Likeable Local has been in operation since 2013.

In the following paragraphs, we include a discussion of our financials, which have been reviewed by a US accountant (Independent Accountant's Review Report dated March 15, 2017).

Financial condition

Likeable Local Inc. began operations in January 2013. We are an early stage company and are dependent on additional financing, including this offering, in order to have the funds to develop our products and services.

Results of Operations

The company's Independent Accountant's Review Report provides that the company's financials were prepared on a going concern basis, which do not include any adjustments that might result from uncertainty about our ability to continue as a going concern.

For the fiscal year ended December 31, 2015, the company generated $1,868,045 in net revenues with a cost of net revenues of $694,275 for a gross profit of $1,173,770. For the fiscal year ended December 31, 2016, the company generated $2,682,151 in net revenues with a cost of net revenues of $743,606 for a gross profit of $1,938,545. During this period our gross profit increased by $764,775, which is mainly attributable to our increase in net revenues due to the retention of current customers and the acquisition of new customers. The cost of revenues remained relatively more constant.

The company's operating expenses consist of sales and marketing, general and administrative, and research and development. For the years ended December 31, 2015 and December 31, 2016, the company's total operating expenses were $2,454,233 and $2,671.704, respectively. The company's increase in operating expenses was due to compensation, benefits, and administrative costs. The company recorded interest expense of $277,998 for the fiscal year ended December 31, 2015 and $153,025 for the fiscal year ended December 31, 2016, the decrease is mainly due to reorganization of interest expense related to convertible notes and changes in interest rates.

As a result of the foregoing, our net losses for 2015 and in 2016 were $1,433,488 and $1,011,157, respectively.

Liquidity and Capital Resources

As of December 31, 2016, the company had total assets in the amount of $320,706 and available cash was $150,891.

We anticipate that the offering of securities under Regulation CF will expand the company's available cash resources. At the current average burn rate of approximately $84,000 per month, we estimate that the company will have a runaway of approximately 12 months.

Based on our cash flow projection, we do not foresee a future need for financing. We anticipate that this round together with the proceeds from our concurrent Rule 506(c) offering should get us through 2017 and profits will fund us after such time based on our projections.

Recent Trends; Operations since Date of Financial Statements

In the first quarter of 2017, the company had $551,812 in profits (revenues net of cost of revenues) and $665,141 in total operating expenses. Including the interest expenses, the net loss for this period was $113,329.   The company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities.

Indebtedness

In October 2015, we leased equipment with the option to purchase for $47,323 from Apple Financial Services. We are currently paying monthly installments of $1,183.09 on this loan. The principal balance is due and payable in full on October 22, 2018. The agreement is subject to the terms and conditions of a lease agreement, which contains positive and negative covenants.

In June 2015, February 2016, and December 2016 we borrowed $500,000, $100,000, and 113,202, respectively, for a combined loan amount of $713,202 with a variable interest rate from Lighter Capital. The principal balances and all accrued but unpaid interest thereon are due and payable in full on June 8, 2020. The loan agreements are subject to the terms and conditions of credit agreements, which contain positive and negative covenants. As part of the terms and conditions of the loan, the proceeds of this loan are only to be used for marketing or other business growth purposes. The loan terms and conditions prohibit the proceeds to be used for the purpose of repaying any debt. Interest expense for all Lighter Capital arrangements totaled $101,241 and $26,205 for the years ended December 31, 2016 and 2015, representing effective annual interest rates of 17% and 11%. As of December 31, 2016, the total principal amount outstanding under all Lighter Capital arrangements was $642,035.

As of December 31, 2016 and 2015, outstanding principal on the convertible notes discussed below totaled $2,915,596 and $2,344,320 of which $200,000 was due to a related party at each date. As of the date hereof the outstanding principal plus accrued and unpaid interest aggregate is approximately $3,330,000. With the original term of all notes being one year, we deem convertible notes in their entirety to be short-term in nature. Accrued interest related to these convertible notes totaled $368,441 and $208,335 as of December 31, 2016 and 2015. The company recognized $160,106 and $122,170 of interest expense related to the convertible notes during 2016 and 2015.

Recent offerings of securities

At inception, the company granted 5,000,000 common shares to the David Kerpen, CEO. In April 2016, a stock option was exercised into 14,315 shares of common stock for $1,842 to a former employee in reliance on Section 4(a)(2) under the Securities Act. In December 2016, a stock option was exercised into 18,330 shares of common stock for $2,382.90 to another former employee in reliance on Section 4(a)(2) under the Securities Act.

Between May 2013 and December 2014, the company issued 26 convertible promissory notes for total principal of $1,560,965. The notes bear simple interest of 6% per annum and require no payments until maturity. The original maturity date on these notes was May 2014 and February 2015. We have subsequently extended the maturity dates by mutual agreement with the note holders. We are currently past the most recently extended maturity date of February 2017, allowing note holders to demand payment on the notes. The notes continue to accrue interest. Of these notes, $858,500 are subject to a valuation cap of $3,000,000, $602,465 are subject to a valuation cap of $6,000,000, and $100,000 are subject to a valuation cap of $10,000,000.

During 2015, the company issued nine convertible promissory notes for total principal of $783,355. The notes bear simple interest of 6% per annum and require no payments until maturity. These notes had original scheduled maturities between January and December 2016. The maturity dates were extended by mutual agreement with the note holders to February 2017 and are therefore in default. The notes continue to accrue interest. These notes are subject to a valuation cap of $10,000,000.

During 2016, the company issued seven convertible promissory notes for total principal of $571,276. The notes bear simple interest of 6% per annum and require no payments until maturity. These notes mature between January and August 2017.

Of these convertible notes, $100,000 in principal amount is subject to a valuation cap of $10,000,000 and the remaining $471,276 is subject to a valuation cap of $5,000,000. The proceeds from the convertible notes were used for general business expenses.

Valuation

The company determined the share price of the Series Seed Preferred Stock offered in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

USE OF PROCEEDS

The identified uses of proceeds are subject to change at the sole discretion of management based on the business needs of the company. The following uses of proceeds are based on the company's current spending forecast and include (all numbers are approximate).

We are seeking to raise a target amount of $25,000 and a maximum oversubscription amount of $1,000,000 in this offering through Regulation Crowdfunding. The net proceeds of this offering to the issuer, after the expenses of the offering (payment to SeedInvest and legal, accounting and related expenses), will be approximately $83,000 under our target amount and $910,000 under our oversubscription amount. We plan to use the proceeds as follows:

- Executive compensation – 15%
- Sales – 65%
- Development – 20%

We do not plan to use the proceeds to pay off debt.

If we receive funds in our concurrent offering under 506(c), we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

REGULATORY INFORMATION

Disqualifications

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual Reports

If we successfully close our offering, you will be able to find our annual reports on https://www.seedinvest.com/likeable.local.inc/series.a which will be posted within 120 days after the end of each fiscal year.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/likeable.local.inc/series.a

INVESTING PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your preferred stock. At that point, you will be an investor in the company.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- Unless the company raises at least the target amount under the Regulation CF offering, it will not close this offering;
- If an issuer reaches a target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach the target offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.